Exhibit 99.1

SINGAPORE (April 27, 2022) Karooooo Limited (“Karooooo”), that owns 100% of Cartrack, 100% of Carzuka and 70.1% of Picup, today reported results for the fourth quarter and full year of its financial year ended February 28, 2022 (“2022”).

Karooooo is a leading provider of an on-the-ground operations Internet of Things (”IoT”) SaaS cloud that maximizes the value of data by providing insightful real-time data analytics and business intelligence reports. Its offering extends beyond connected vehicles and equipment, assisting diverse enterprise customers in digitally transforming their on-the-ground operations, including systems integrations, fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting.

“In our first year as a NASDAQ listed company, we are pleased with our resilience and execution, delivering another quarter of strong subscriber growth, contributing to our subscriber base increasing by 17% in 2022 despite the persistent challenging operating environment. Further, we made good inroads in delivering on our core strategic priorities, building for relevance and sustainability. As a technology partner, we continue to improve our platform and enhance our value proposition to our customers, giving them a competitive advantage in the dynamic and challenging environment they operate in.

Total revenue for 2022 is up 20% which equates to a 23% increase on a constant currency basis (a non-IFRS measure). Our decade-plus track record of growth, sustained profitability and a highly cash-generative business model, coupled with consistent innovation and strong customer acquisition, continues. At the end of 2022 we had more than 88,000 commercial customers (2021: 75,000+)

We are excited about what we have built and continue to build. Our evolving end-to-end all-inclusive IoT platform, vertically integrated business model, established infrastructure, expanding distribution network and ability to execute and scale gives me comfort that we can continue scaling our customer base. On the back of the billions of data points we collect, we are pleased with the progress made in improving our offering to assist our customers with the digitalization of their operations.

Execution on core strategic priorities in 2022 included the expansion of partnerships with Original Equipment Manufacturers (“OEMs”) which are a springboard for future collaboration, given our shared commitment to continually enhance the distinctive value proposition we offer our customers.

We are always evaluating the trade-off between our strong unit economics and our intended accelerated investment for growth as we now believe that we are transitioning towards an unpredictable COVID-19 endemic. This provides us with the opportunity to accelerate our investment in sales and marketing to drive customer acquisition. We are well positioned to materially increase our spend on sales and marketing to achieve even stronger growth given that our Lifetime Value of Customer relationships (“LTV”) to Customer Acquisition Costs (“CAC”) ratio (a non-IFRS measure) is over nine times and we have consistently beaten the rule of 40 (a non-IFRS measure), in the last four quarters.

Our disciplined approach to capital allocation allows us to be profitable and highly cash-generative. Plenty of runway exists to remain profitable should we accelerate our revenue growth rate in excess of our average historical growth rate.

Karooooo reported a net cash and cash equivalents balance of ZAR718 million at the end of 2022 (2021: ZAR76 million) after raising ZAR349 million of net proceeds when Karooooo listed on the NASDAQ in April 2021 and after paying ZAR70 million when acquiring Picup in September 2021. Given our profitability, inherently cash-generative business model and our strong balance sheet, the board has declared a dividend of 60 U.S. cents per share which shall be payable entirely out of Karooooo’s retained earnings. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are in USD, as a result of which dividends are declared in USD.“ Zak Calisto, CEO and Founder.

Summary of Corporate Action taken in 2022

February 28, 2021: Karooooo was a privately owned company fully owned by Zak Calisto (founder and CEO of Cartrack) and Cartrack was listed as a public company on the Johannesburg Stock Exchange (JSE). Karooooo was a non-operating entity, with its only asset being 68.1% of Cartrack owning 203,328,943 of Cartrack’s 298,766,000 ordinary shares in issue.

April 01 - 15, 2021: Karooooo listed on the NASDAQ with 20,332,894 founder ordinary shares and with 1,207,500 newly issued ordinary shares to public shareholders.

April 21, 2021: On April 21, 2021 Karooooo bought out all of the minority shareholders of Cartrack and delisted Cartrack from the JSE. In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo ordinary share for every 10 Cartrack ordinary shares owned on the JSE prior to the finalization of the reinvestment offer. Karooooo concluded an inward secondary listing on the JSE on this date (April 21, 2021) and issued a further 9,410,712 ordinary shares to eligible Cartrack shareholders. 99% of all minority shareholders bought out by Karooooo opted to reinvest the proceeds of the sale of their Cartrack shares into Karooooo.

Impact of the above on Karooooo Limited ordinary shares summarized in tabular format:

Date	Financial reporting period	Number of listed Karooooo Ordinary shares in issue	Commentary
February 28, 2021	Year-end 2021	-
April 01, 2021		20,332,894	Karooooo listed on the NASDAQ, founder ordinary shares
April 01, 2021		1,050,000	Karooooo’s IPO on the NASDAQ, issuing ordinary shares to the public
April 15, 2021	First quarter 2022	157,500	Underwriters of its initial public offering exercised their option to purchase 157,500 ordinary shares from Karooooo
April 21, 2021		9,410,712	In terms of the reinvestment offer, Karooooo concluded its secondary inward listing on the JSE issuing ordinary shares to eligible Cartrack shareholders. 99% of all minority shareholders bought out by Karooooo opted to reinvest the proceeds of the sale of their Cartrack shares into Karooooo.
Total since April 21, 2021 to date		30,951,106
February 28, 2022	Year-end 2022	30,951,106	Karooooo ordinary shares in issue

Karooooo strategically acquired 70.1% of Picup in September 2021. Given that Cartrack’s mobility open eco system platform allows for seamless integration into third party systems, Picup, a logistics cloud-based disruptive technology company located in South Africa, has been working with Cartrack to address the challenges of last-mile delivery through an integrated offering. As we think beyond connected vehicles, it is imperative that our cloud platform is a comprehensive mobility solution that addresses the needs of both our existing and future enterprise customers. Picup helps enterprises scale their operations without having to unnecessarily invest in additional assets. Our customers that use the Cartrack Delivery functionality on our platform are now able to have a one-stop cloud platform to manage their fleets with the option of using crowd-sourced drivers when faced with surplus demand.

Karooooo Ltd. Announces Fourth Quarter and Full Year 2022 Unaudited Financial Results

Fourth Quarter 2022 Highlights:

(Comparisons are relative to the Fourth Quarter 2021, unless otherwise stated)

SCALE

●	1,525,972 subscribers in total as at February 28, 2022, up 17% (2021: 1,306,000)

●	55,587 net subscriber additions in the fourth quarter (Q4 2021: 59,911)

Karooooo’s strong growth momentum in the number of subscribers carried through for 2022. The growing demand by small to large enterprises wanting to digitally transform their business to remain competitive prevailed throughout 2022. Despite persistent changing and challenging operating conditions, Karooooo’s operational resilience, coupled with its profitable and robust business model, drove new customer additions, delivering continuous growth in the total number of subscribers (connected vehicles and equipment on our platform).

As expected, and a follow-on from the third quarter of 2022, the growth of our subscriber base was predominantly negatively impacted by higher-than-normal churn given the termination of customers that have not been able to economically survive the pandemic. Although the COVID-19 endemic remains unpredictable, we believe the lagging effects of COVID-19 will soon normalize, with minimal impact expected by the third quarter of the 2023 financial year.

GROWTH

●	Total revenue increased 20% to ZAR742 million (Q4 2021: ZAR616 million)

●	Total revenue increased 21% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR671 million (Q4 2021: ZAR574 million)

●	Subscription revenue increased 17% on a constant currency basis (a non-IFRS measure)

●	SaaS Annualized Recurring Revenue (“ARR”), (a non-IFRS measure), increased 15% to ZAR2,727 million as at February 2022 (February 2021: ZAR2,377 million).

Fourth Quarter 2022 Financial Overview

Supplemental Financial Information and Business Metrics

	Cartrack			Picup	Carzuka	Karooooo IFRS Reported
	Q4 2022	Quarter-on-Quarter Change	Q4 2021	Q4 2022		Q4 2022	Karooooo Quarter-on-Quarter Change
Statement of Profit and Loss (ZAR Thousands)
Revenue	685,907	11%	615,741	23,579	32,163	741,649	20%
Subscription revenue	669,687	17%	573,976	1,028	-	670,715	17%
Other revenue[1]	16,220	(61%)	41,765	22,551	32,163	70,934	70%
Cost of sales	(237,343)	15%	(206,276)	(17,419)	(28,536)	(283,298)	37%
Gross profit	448,564	10%	409,465	6,160	3,627	458,351	12%
Other income	97	(88%)	810	(73)	-	24	(97%)
Operating expenses[2]	(294,430)	18%	(249,688)	(7,968)	(7,376)	(309,774)	24%
Sales and marketing	(75,905)	17%	(64,849)	(252)	(3,811)	(79,968)	23%
General and administration[2]	(153,999)	18%	(130,523)	(6,149)	(2,110)	(162,258)	24%
Research and development	(39,964)	34%	(29,723)	(1,567)	(1,381)	(42,912)	44%
Expected credit losses on financial assets	(24,562)	0%	(24,593)	-	(74)	(24,636)	0%
Operating profit[2]	154,231	(4%)	160,587	(1,881)	(3,749)	148,601	(7%)
Adjusted EBITDA	303,070	13%	268,580	(1,825)	(3,689)	297,556	11%
Margins (%)
Gross profit margin	65%		66%	26%	11%	62%
Operating profit margin[2]	22%		26%	(8%)	(12%)	20%
Adjusted EBITDA margin	44%		44%	(8%)	(11%)	40%

1.	Cartrack had a higher-than-normal increase in non-subscription based revenue in the fourth quarter of 2021 (the prior period), relating to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

2.	During the quarter Cartrack management uncovered collusion between a few insurance brokers and certain staff members. This resulted in a once-off write-off of capitalized commission assets of ZAR15 million through profit and loss. The write-off is recognized as an exceptional item in general and administration operating expenses in the fourth quarter of 2022 (“once-off exceptional item”). If excluding this once off exceptional item Cartrack’s:

●	Operating expenses increased 12%

●	General and administration operating expenses increased 6% to ZAR139 million, in line with management expectations

●	Operating profit increased 6% to ZAR170 million

●	Operating profit margin is 25%

Subscription Revenue and Total Revenue

Karooooo achieved revenue growth of 20% and subscription revenue growth of 17% in the fourth quarter of 2022. Subscription revenue growth was driven by Cartrack’s robust business model that delivered 17% growth in the number of subscribers to 1,525,972.

Carzuka generated ZAR32 million during the fourth quarter with this vertical currently in beta phase, gaining traction and expected to launch in May 2022. Picup, a logistics cloud-based disruptive technology company, that has been working with Cartrack to address the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs, generated ZAR24 million during the quarter. Picup positively tendered for sizeable new customer contracts and expanded its relationships with some of its existing customers with increased software integrations.

Cartrack has high revenue visibility with subscription revenue accounting for 98% of its total revenue (Q4 2021: 93%)

In ZAR, SaaS ARR (a non-IFRS measure), increased 15% to ZAR2,727 million as at February 28, 2022, compared to ZAR2,377 million as at February 28, 2021. In USD, SaaS ARR (a non-IFRS measure), increased 13% to USD177.1 million as at February 28, 2022, compared to USD156.8 million as at February 28, 2021. SaaS ARR was driven by the 17% increase in subscribers marginally offset by a slightly weaker ZAR, with the ZAR to USD exchange rate of ZAR15.40 at the end of February 2022 compared to ZAR15.16 at the end of February 2021. Amounts in ZAR have been translated to USD using exchange rates as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on February 28, 2022.

Operating Expenses

Cartrack’s sales and marketing operating expenses increased 17% during the quarter. Sales and marketing basic salaries, a major component thereof, increasing 23%. Sales and marketing basic salaries are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. While the investment into sales and marketing headcount has materialized in part, management expects to see the benefit thereof, via growth in customer acquisition into 2023 and beyond. We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth.

During the quarter Cartrack management uncovered collusion between a few insurance brokers and certain staff members. This resulted in a once-off write-off of capitalized commission assets of ZAR15 million. The once-off write-off is recognized as an exceptional item in general and administration operating expenses in the fourth quarter of 2022 (“once-off exceptional item”). Internal mitigation procedures have been implemented, criminal charges against parties involved have been laid with the South African Police Service (SAPS) and relevant staff members have been dismissed. Cartrack’s operating expenses increased 18% to ZAR294 million. Excluding expected credit losses and the once-off exceptional item, Cartrack’s operating expenses increased 13% to ZAR255 million.

Excluding the once-off exceptional item mentioned above, Cartrack’s general and administration operating expenses increased 6% to ZAR139 million compared to the fourth quarter of 2021. An excellent result given continued subscriber growth favorably offset by continued realization of economies of scale and increased staff productivity as a result of the on-going investment in internal systems.

Cartrack’s R&D operating expenses increased 34% compared to the fourth quarter of 2021, given the planned investment in building for the future. We continue to investment in improving, enriching and expanding our connected cloud.

With Picup and Carzuka both on a Path to Profitability (“P2P”), operating expenses of ZAR8 million and ZAR7 million respectively were incurred during the quarter (Q4 2021: Nil). Karooooo is investing for the future in building Carzuka and Picup for scale, supported by the group’s strong cash flow generative business model and the ability to leverage the untapped network effects of the Cartrack platform. The business models of Picup and Carzuka have delivered promising results supporting scalability and good growth trajectory in the future.

Operating Profit and Earnings per Share

With strong subscriber and subscription revenue growth despite the challenging operating environment, offset by the group’s investment for future growth, Cartrack delivered operating profit of ZAR154 million (Q4 2021: ZAR161 million). Excluding the impact of the once-off exceptional item, Cartrack’s operating profit increased 6% to ZAR170 million.

In building for the future, Picup and Carzuka incurred operating losses of ZAR2 million and ZAR4 million respectively in the fourth quarter of 2022 (FY 2021: Nil).

Karooooo’s earnings per share increased 7% to ZAR3.11 in the fourth quarter of 2022 (Q4 2021: ZAR2.92).

Adjusted EBITDA and Adjusted EBITDA margin

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 13% to ZAR303 million (Q4 2021: ZAR269 million). In line with Karooooo’s planned investment for future growth and as set out in management’s guidance range for 2022, Cartrack’s Adjusted EBITDA margin (a non-IFRS measure) was 44% for the quarter (Q4 2021: 44%).

Full Year 2022 Highlights:

(Comparisons are relative to the Full Year 2021, unless otherwise stated)

SCALE

●	219,972 net subscriber additions for 2022, up 23% (2021: 179,485)

GROWTH

●	Total revenue increased 20% to ZAR2,746 million (2021: ZAR2,291 million)

●	Total revenue increased 23% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 16% to ZAR2,568 million (2021: ZAR2,209 million)

●	Subscription revenue increased 19% on a constant currency basis (a non-IFRS measure)

Full Year 2022 Financial Overview

Supplemental Financial Information and Business Metrics

	Cartrack			Picup	Carzuka	Karooooo IFRS Total Reported
	2022	Year-on-Year Change	2021	2022		2022	Karooooo Year-on-Year Change
Statement of Profit and Loss (ZAR Thousands)
Revenue	2,636,800	15%	2,290,543	42,041	67,310	2,746,151	20%
Subscription revenue	2,565,745	16%	2,209,017	2,420	-	2,568,165	16%
Other revenue	71,055	(13%)	81,526	39,621	67,310	177,986	118%
Cost of sales	(832,197)	24%	(670,523)	(31,151)	(59,213)	(922,561)	38%
Gross profit	1,804,603	11%	1,620,020	10,890	8,097	1,823,590	13%
Other income	1,823	(16%)	2,166	18	-	1,841	(15%)
Operating expenses	(1,091,090)	22%	(895,624)	(13,817)	(21,399)	(1,126,306)	26%
Sales and marketing	(321,723)	35%	(238,110)	(423)	(11,113)	(333,259)	40%
General and administration	(539,617)	13%	(476,534)	(10,435)	(5,275)	(555,327)	17%
Research and development	(141,396)	41%	(100,138)	(2,959)	(4,883)	(149,238)	49%
Expected credit losses on financial assets	(88,354)	9%	(80,842)	-	(128)	(88,482)	9%
Operating profit	715,336	(2%)	726,562	(2,909)	(13,302)	699,125	(4%)
Adjusted EBITDA	1,227,798	9%	1,125,354	(2,808)	(13,205)	1,211,785	8%
Margins (%)
Gross profit margin	68%		71%	26%	12%	66%
Operating profit margin	27%		32%	(7%)	(20%)	25%
Adjusted EBITDA margin	47%		49%	(7%)	(20%)	44%

1.	If excluding the once off exceptional item relating to the write-off of capitalized commission assets in the fourth quarter of 2022, Cartrack’s:

●	Operating expenses increased 20%

●	General and administration operating expenses increased 10% to ZAR524 million, in line with management expectations

●	Operating profit increased 1% to ZAR731 million

●	Operating profit margin is 28%

Subscription Revenue and Total Revenue

Karooooo achieved revenue growth of 20% in 2022. This result comprises subscription revenue growth of 16% driven by Cartrack’s robust business model that delivered 17% growth in the number of subscribers to 1,525,972, bolstered by the revenue contribution from Carzuka (ZAR67 million) and Picup (ZAR42 million).

The ZAR strengthened 9% on average against the basket of currencies in which Karooooo operates. On a constant currency basis (a non-IFRS measure) revenue grew 23% and subscription revenue by 19%. New customer additions contributed to the net increase of 219,972 in subscribers in 2022, 23% higher than the increase of 179,485 subscribers in 2021.

Cartrack has high revenue visibility with subscription revenue accounting for 97% of its total revenue (FY21: 96%)

Gross profit margin

Cartrack’s gross profit margin decreased to 68% in 2022 (2021: 71%). Cartrack’s strong revenue growth was negatively impacted by a 24% increase in cost of sales as a result of economic headwinds and the higher-than-normal churn given the termination of customers that have not been able to economically survive the pandemic, increasing the write-off of related telematics devices (accounted for as Property Plant and equipment). With most of these write-offs now accounted for, in our view, gross profit margin expansion in the 2023 financial year is probable.

Operating Expenses

Given the continued preparation for future growth, Cartrack’s sales and marketing operating expenses increased 35% compared to 2021 with a significant recruitment drive focused mainly on sales and customer experience. Sales and marketing basic salaries are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component increased 45% in 2022.

Cartrack’s low cost of subscriber acquisition benefits from its vertically integrated business model, which allows it to control service levels, costs, improve efficiencies and be in direct contact with customers instead of relying on third parties.

		2022	Change %	2021
Management’s assessment of Cartrack’s cost of acquiring a subscriber	ZAR	2,070	(1%)	2,093
Sales commission and telematics devices (Capitalized)[1]	ZAR	1,352	(6%)	1,433
Sales and marketing operating expenses (Non-capitalized) [2]	ZAR	718	9%	660

1.	Costs capitalized and depreciated through cost of sales over the expected useful life of the subscriber (60 months)
2.	Costs expensed through operating expenses when incurred

The cost of acquiring a subscriber (connected vehicles and equipment on our platform) includes: the capitalized cost of the telematics equipment used for collecting raw data together with any labor related costs for automotive technicians and the cost of the direct sales commissions which were ZAR1,352 in 2022 (2021: ZAR1,433); and the non-capitalized marketing costs and sales salaries and associated costs which are expensed in the month incurred which were ZAR718 in 2022 (2021: ZAR660).

Cartrack’s average cost of acquiring a subscriber decreased 1% to ZAR2,070 (2021: ZAR2,093) in 2022. As set out in the table above, the component expensed upfront when incurred in accordance with IFRS accounting standards, being sales and marketing basic salaries, increased 9%, opposed to the capitalized component which decreased 6% in 2022. The impact of the increase in upfront expenditure per subscriber acquired in 2022 equated to ZAR26 million additional expenses taken through profit and loss in 2022, in accordance with IFRS accounting. In management’s modelling of unit economics, the full cost incurred in acquiring a subscriber (sales commission, telematics devices and sales and marketing operating expenses) is expensed through profit and loss over the expected useful life of the subscriber.

We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth and margin expansion. The group had net subscriber additions of 219,972 in 2022, 23% higher than in 2021, primarily as a result of an increased investment in sales and marketing expenditure which takes approximately 6 months to translate into customer acquisition. While the investment into sales and marketing headcount has materialized in part, management expects to see further benefit thereof, via growth in customer acquisition, in the first two quarters of 2023 and beyond.

Excluding the once-off exceptional item, Cartrack’s general and administration operating expenses increased 10% to ZAR524 million (2021: ZAR 477 million) as a result of growth, favorably offset by continued realization of economies of scale and increased staff productivity as a result of investment in internal systems.

Cartrack’s R&D operating expenses increased 41% compared to 2021 as the group continued its investment for improvement, enrichment and expansion of its connected cloud in 2022.

With Picup and Carzuka both on a Path to Profitability (“P2P”), operating expenses of ZAR14 million and ZAR21 million respectively were incurred in 2022 (2021: Nil). Karooooo is investing for the future in building Carzuka and Picup for scale, supported by the group’s strong cash flow generative business model and the ability to leverage the untapped network effects of the Cartrack platform. The business models of Picup and Carzuka have delivered promising results supporting scalability and good growth trajectory in the future.

The trend in Cartrack’s expenses as a relative portion of subscription revenue reported below are in accordance with Karooooo’s long-term financial goals set out upon listing on the NASDAQ in April, 2021 and are reflective of the Group’s accelerated growth strategy by investing for growth.

●	Sales and marketing expenses as a percentage of subscription revenue increased to 12.5% (2021: 10.8%)

●	R&D expenses as a percentage of subscription revenue increased to 5.5% (2021: 4.5%)

●	General and administration expenses[1] as a percentage of subscription revenue decreased to 20.4% (2021: 21.6%)

1.	Excluding the once-off exceptional item

Operating Profit, Earnings per Share and Adjusted Earnings per share

With strong subscriber and revenue growth despite the challenging operating environment (including the third wave of COVID-19 infections in December 2021 and social unrest experienced in South Africa in July 2021) offset by the group’s investment for future growth, Cartrack delivered ZAR715 million operating profit (2021: ZAR727 million). Excluding the impact of once-off exceptional item, Cartrack’s operating profit increased 1% to ZAR731 million in 2022.

In building for the future, Picup and Carzuka incurred operating losses of ZAR3 million and ZAR13 million respectively in 2022 (2021: Nil).

Karooooo’s earnings per share decreased 3% to ZAR15.24 in 2022 (2021: ZAR15.65), impacted negatively by ZAR0.52 per share attributable to the once-off exceptional item expensed in 2022. Excluding the impact thereof, earnings per share increased 1% to ZAR15.76 (2021: ZAR15.65).

The ZAR6 million dividend withholding taxation incurred when Cartrack declared a dividend to Karooooo in June 2021 also negatively impacted earnings per share by ZAR0.20 per share in 2022.

Adjusted EBITDA and Adjusted EBITDA margin

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 9% to ZAR1,228 million (2021: ZAR1,125 million). In line with Karooooo’s planned investment for future growth and as set out in management’s guidance range for 2022, Cartrack’s Adjusted EBITDA margin (a non-IFRS measure), was 47% in 2022.

Outlook

Karooooo has a history of consistent organic growth, scalability, strong earnings and financial discipline. The group has been highly cash-generative with most of its revenues recurring in nature and has operated with high operating and Adjusted EBITDA margins.

Karooooo ended quarter four and full year 2022 with good momentum. Management currently expects the group to continue growing within the following ranges for the full year 2023 (compared to full year 2022):

●	Number of subscribers between 1,700,000 and 1,900,000

●	Subscription revenue between ZAR2.95 billion and ZAR3.1 billion

●	Cartrack’s Adjusted EBITDA margin between 45% and 50%

Operating in a growing and largely underpenetrated market and with the tailwind of customers seeking software solutions to successfully digitalize their businesses and improve their operations, we believe Karooooo is well positioned for growth.

Karooooo’s multiple levers for expansion are supported by a proven, robust and consistently profitable business model, further enhanced by its strong balance sheet and strong cash position.

The intended investment in marketing and sales, coupled with the realization of economies of scale across business segments, is expected to generate robust results in the future.

Actual results may differ materially from Karooooo’s Outlook as a result of the pandemic and exchange rate fluctuations, among other factors described under “Forward-Looking Statements” below.

Balance Sheet, Liquidity and cash flow

Our approach to capital allocation allows Karooooo to be profitable and highly cash-generative. Plenty of runway exists to remain profitable should we accelerate our revenue growth rate in excess of our average historical growth rate.

The group’s Capital Allocation Committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars, which will be translated into ZAR for reporting purposes.

Cash and cash equivalents as at February 28, 2022

Karooooo reported a net cash and cash equivalents balance of ZAR718 million at the end of 2022 (2021: ZAR76 million) after raising ZAR349 million of net proceeds when Karooooo listed on the NASDAQ in April 2021 and paying ZAR70 million when acquiring Picup in September 2021. Given our profitability, inherently cash-generative business model and our strong balance sheet, the board has declared a dividend of 60 U.S. cents per share which shall be payable entirely out of the Karooooo’s retained earnings.

As at February 28, 2022, the group has bank facilities for growth initiatives and other general corporate purposes comprised of: ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Mercantile Bank, a division of Capitec Bank Limited.

After paying this declared dividend, management believes the group has sufficient cash and cash equivalents to invest for accelerated growth in 2023. Should additional investment for growth be required in the 2024 financial year, we would consider optimization of our capital structure by way of utilizing our available funding line.

Free Cash Flow (a non-IFRS measure)

Despite Karooooo’s continued and strategic investment into customer acquisition and long-term growth it generated ZAR932 million in cash from operating activities (2021: ZAR938 million). Karooooo’s investment for growth contributed to the 23% increase in net subscriber additions to 219,972 in 2022 (2021: 179,485). Karooooo invested ZAR553 million into PPE and infrastructure during 2022, 16% more than the ZAR478 million invested in 2021.

The group generated Free Cash Flow (a non-IFRS measure) of ZAR379 million in 2022 compared to ZAR460 million in 2021.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with a paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of the 95,350,637 Cartrack minority shares bought by Karooooo.

Taxes, Dividend Policy and Dividend Declaration

Karooooo is headquartered and incorporated in Singapore where dividends are tax exempt.

Dividend policy as previously reported

Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend on many factors, including general and economic conditions, financial condition and operating results, available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of the group’s subsidiaries to distribute funds to Karooooo and such other factors as the board of directors may deem relevant. The board may, by ordinary resolution, declare dividends at a general meeting of its shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the board of directors may, without the approval of shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of shareholders.

Dividend Declaration

In accordance with the stated dividend policy above, an interim dividend of 60 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2023 financial year, will be paid on September 12, 2022 to shareholders on record as at the close of business on September 02, 2022. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Wednesday, April 27, 2022	Thursday, April 28, 2022
Date of currency conversion and confirmation of record date announcement	Thursday, August 18, 2022	Friday, August 19, 2022
Last date to trade cum dividend	Wednesday, August 31, 2022	Tuesday, August 30, 2022
Shares commence trading Ex-dividend	Thursday, September 01, 2022	Wednesday, August 31, 2022
Record date	Friday, September 02, 2022	Friday, September 02, 2022
Dividend payment date	Monday, September 12, 2022	Monday, September 12, 2022

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, 31 August 2022 and Friday, 02 September 2022, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Friday, 19 August 2022 and Friday 02, September 2022, both days inclusive.

A summary of the tax considerations applicable to South African shareholders will be included in the currency conversion and confirmation of record date announcement which is expected to be published on Friday, 19 August 2022.

Full Year 2022 Segmental Overview

South Africa

This segment, being less impacted by COVID-19 operating restrictions, allowed Karooooo to leverage its strong market position and well-established national distribution network to deliver strong subscriber growth in the year, contributing to Karooooo’s robust financial performance. Cartrack’s Revenue and subscription revenue in South Africa increased by 20% and 21% respectively, compared to 2021. At the end of 2022, South Africa had 1,185,528 subscribers, up 17% compared to the end of 2021, a result supported by our consistent investment for growth. We believe that we are the largest and fastest growing enterprise mobility SaaS provider in South Africa.

Carzuka, still in a beta phase, generated ZAR67 million during the year. This supports our belief that the business model of Carzuka is sustainable, scalable and has a major growth trajectory in the future. We continue to be excited about its launch and grow increasingly confident in this business model.

Picup earned ZAR42 million of revenue in the second half of 2022, which is encouraging for our new acquisition made in September 2021.

Asia Pacific, Middle East and United States

This segment is the second largest revenue contributor and we have the view that Southeast Asia presents the greatest opportunity in the medium to long term given its populous and fast-growing economies that remain considerably underpenetrated. Our business model, which is scalable, is envisioned to provide sustainable income to the group in these economies which have been identified as a target for our growth prospects as an internationally recognized brand.

Unlike South Africa in 2022, Asia’s lockdown restrictions continued to remain stringent with extremely difficult travel and subdued economic activity, locally and from abroad, given the lingering presence of COVID-19.

Despite persistent operating restrictions resulting in the inability to deploy talent and efficiently transfer knowledge into the Asia Pacific region, the number of subscribers in this segment grew 22% to 145,143 at the end of 2022 (2021: 118,936). This translated into 14% growth in subscription revenue on a constant currency basis (a non-IFRS measure) compared to 2021, negatively impacted by the tough economic headwinds in the region.

Our market share in these highly fragmented markets, coupled with our increasingly scalable established operating model, continues to show growth and presents meaningful support for our decision to expand into these markets. Looking ahead, we now believe the COVID-19 imposed operating disruptions in Asia will lift, if not already so, and management is poised to rebuild and scale operations, encompassing talent attraction, recruitment and brand enhancement translating into customer acquisition in Southeast Asia. Management remains cognizant that it will take approximately 12 months to gain traction to pre COVID-19 levels and has already increased the pace of its investment for growth in Southeast Asia in the fourth quarter of 2022.

The Group’s strategic office in the United States continues to yield many key insights that have positively contributed to the Group.

Europe

The European segment delivered robust subscription revenue growth of 16% on a constant currency basis (a non-IFRS measure) driven by subscriber growth of 15%.

Karooooo’s intended expansion strategy in Europe remains encouraging with 127,336 subscribers across the region at the end of 2022 (2021: 111,091). Karooooo plans to increase the pace of its investment for growth in Europe in 2023 which will comprise reordering teams and expansion of our presence on the ground so that we are positioned to expand into new European markets in nine to fifteen months’ time.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s operations in Eastern and Southern Africa. The number of subscribers increased 9% to 67,965 (2021: 62,222) however subscription revenue decreased 2% on a constant currency basis (a non-IFRS measure). The reality is that customers in Africa are facing cash flow and operational difficulties which are driven by the after effect of the COVID-19 pandemic and the economic downturn experienced on the African continent. Significant operational reorganization made in the fourth quarter of 2022 is expected to gain traction into the 2023 financial year and has already resulted in encouraging customer additions in Africa. This includes the expansion of partnerships with OEMs which are a springboard for future collaboration, given our shared commitment to continually enhance the distinctive value proposition we offer our customers across Africa and the rest of the world.

Change to the Board of directors of Karooooo (“Board”)

Appointment of Chief Financial Officer

Given his relocation from Singapore to Europe, Mr. Morné Grundlingh, Chief Financial Officer (CFO) of Karooooo, has decided to step down as CFO by June 30, 2022. Effective the same day, the company will appoint Ms Hoeshin Goy (Hoe Shin) as Karooooo’s CFO and an executive director to the Board. Hoe Shin is a registered Chartered Accountant based in Singapore. Hoe Shin joined Ernst & Young LLP in 2004 and was with the firm until 2009.  She has extensive experience in audit, full spectrum finance and group financial reporting throughout the span of her career. Hoe Shin was the Director of Consolidation and Group Reporting for DFS Group, under the Selective Retailing Maison of LVMH.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, April 28, 2022 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/89427800885

Webinar ID: 894 2780 0885

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,525,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2022	2021	2022	2021
	(ZAR Thousands)
Revenue	741,649	615,741	2,746,151	2,290,543
Cost of sales	(283,298)	(206,276)	(922,561)	(670,523)
Gross profit	458,351	409,465	1,823,590	1,620,020
Other income	24	810	1,841	2,166
Operating expenses	(309,774)	(249,688)	(1,126,306)	(895,624)
Sales and marketing	(79,968)	(64,849)	(333,259)	(238,110)
General and administration	(162,258)	(130,523)	(555,327)	(476,534)
Research and development	(42,912)	(29,723)	(149,238)	(100,138)
Expected credit losses on financial assets	(24,636)	(24,593)	(88,482)	(80,842)
Operating profit	148,601	160,587	699,125	726,562
Initial public offering costs (“IPO”)	-	(25,570)	(10,288)	(25,570)
Finance income	2,227	506	6,083	4,358
Finance costs	(3,665)	(4,469)	(12,331)	(9,302)
Fair value changes to derivative assets	(506)	-	(506)	-
Profit before taxation	146,657	131,054	682,083	696,048
Taxation	(49,441)	(28,498)	(205,476)	(198,628)
Profit for the period	97,216	102,556	476,607	497,420

Profit attributable to:
Owners of the parent	96,329	59,308	449,953	318,183
Non-controlling interest	887	43,248	26,654	179,237
	97,216	102,556	476,607	497,420

Earnings per share
Basic and diluted earnings per share (ZAR)	3.11	2.92	15.24	15.65

Adjusted Earnings per share (a non-IFRS measure)
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)	3.61	4.17	16.11	16.91

KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2022	2021	2022	2021
	(ZAR Thousands)
Profit for the period	97,216	102,556	476,607	497,420
IPO costs	-	25,570	10,288	25,570
Capitalized commission assets written-off	15,301	-	15,301	-
Adjusted profit (a non-IFRS measure)	112,517	128,126	502,196	522,990

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of February 28, 2022	As of February 28, 2021
	(Unaudited)
	(ZAR Thousands)
ASSETS
Non-current assets
Goodwill	186,384	124,152
Intangible assets	77,031	59,339
Property, plant and equipment	1,390,659	1,137,192
Capitalized commission assets	231,537	201,075
Deferred tax assets	58,383	47,046
Loans to related parties	19,400	19,400
Long-term prepayment	9,722	-
Non-current financial asset	1,359	-
Total non-current assets	1,974,475	1,588,204
Current assets
Inventories	25,369	-
Trade and other receivables and prepayments	333,886	324,170
Taxation	8,818	15,412
Cash and cash equivalents	731,748	104,937
Other financial assets	15,305	882,420
Total current assets	1,115,126	1,326,939
Total assets	3,089,601	2,915,143
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	2,739,629
Foreign currency translation reserve	28,776	9,705
Retained earnings	1,276,523	815,215
Capital reserve[1]	(3,587,640)	-
Common control reserve[2]	(2,709,236)	(2,709,236)
Equity attributable to equity holders of parent	2,151,276	855,313
Non-controlling interest	22,905	427,133
Total equity	2,174,181	1,282,446
Liabilities
Non-current liabilities
Term loans	71,194	10,468
Lease liabilities	64,784	60,283
Deferred revenue	108,256	85,655
Deferred tax liabilities	47,063	42,024
Total non-current liabilities	291,297	198,430
Current liabilities
Term loans	18,156	5,462
Trade and other payables	281,866	281,882
Loans from related parties	2,134	891,977
Lease liabilities	47,294	38,401
Taxation	40,918	25,615
Provision for warranties	1,885	981
Deferred revenue	218,148	161,110
Bank overdraft	13,722	28,839
Total current liabilities	624,123	1,434,267
Total liabilities	915,420	1,632,697
Total equity and liabilities	3,089,601	2,915,143

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the Non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2022	2021	2022	2021
	(ZAR Thousands)

Net cash flows from operating activities	181,550	144,302	931,706	937,851
Net cash flows utilized by investing activities	(114,938)	(106,965)	(658,217)	(517,691)
Net cash flows from/(utilized by) financing activities[1]	(105,560)	(16,201)	334,972	(486,012)
Net cash and cash equivalents movements for the period	(38,948)	21,136	608,461	(65,852)
Cash and cash equivalents as at the beginning of the period	798,687	66,708	76,098	146,591
Translation differences on cash and cash equivalents	(41,713)	(11,746)	33,467	(4,641)
Total cash and cash equivalents at the end of the period	718,026	76,098	718,026	76,098

1.	Net cash flows from financing activities for the twelve months ended February 28, 2022 includes ZAR349 million of net proceeds from the corporate action in April 2021.

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2022	2021	2022	2021
	(ZAR Thousands)
Net cash generated from operating activities	181,550	144,302	931,706	937,851
Less: purchase of property, plant and equipment	(108,001)	(95,002)	(552,634)	(478,036)
Free Cash Flow (a non-IFRS measure)	73,549	49,300	379,072	459,815

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2022	2021	2022	2021
	(ZAR Thousands)
Profit for the period	97,216	102,556	476,607	497,420
Taxation	49,441	28,498	205,476	198,628
Finance income	(2,227)	(506)	(6,083)	(4,358)
Finance costs	3,665	4,469	12,331	9,302
Fair value changes to derivative assets	506	-	506	-
Depreciation of property, plant and equipment and amortization of intangible assets	133,654	107,993	497,359	398,792
IPO costs	-	25,570	10,288	25,570
Capitalized commission assets written-off	15,301	-	15,301	-
Adjusted EBITDA (a non-IFRS measure)	297,556	268,580	1,211,785	1,125,354
Profit margin	13%	17%	17%	22%
Adjusted EBITDA margin (a non-IFRS measure)	40%	44%	44%	49%

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2022	2021	2022	2021
	(ZAR Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	96,329	59,308	449,953	318,183
Adjust for:
IPO costs	-	25,570	10,288	25,570
Capitalized commission assets written-off	15,301	-	15,301	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	111,630	84,878	475,542	343,753

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	20,333	29,528	20,333

Basic and diluted earnings per share	3.11	2.92	15.24	15.65

Adjusted basic and diluted earnings per share (a non-IFRS measure)	3.61	4.17	16.10	16.91

The inclusion of HEPS, a non-IFRS measure, in this announcement is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework.

Basic or diluted HEPS is calculated using profit attributable to shareholders adjusted for (gain)/loss on disposal of property, plant and equipment divided by the weighted average number of ordinary shares in issue.

We have provided a reconciliation between our profit attributable to shareholders used to calculate basic and diluted earnings per share and headline earnings used to calculate the HEPS and have included the weighted average number of shares in issue for the period.

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE TO HEADLINE EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2022	2021	2022	2021
	(ZAR Thousands)

Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	96,329	59,308	449,953	318,183
Adjust for:
(Gain)/loss on disposal of property, plant and equipment	(313)	(445)	(1,150)	(1,191)
Tax effect on (gain)/loss on disposal of property, plant and equipment	87	125	322	333
Headline earnings (a non-IFRS measure)	96,103	58,988	449,125	317,325

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	20,333	29,528	20,333

Basic and diluted earnings per share	3.11	2.92	15.24	15.65

Basic and diluted headline earnings per share (a non-IFRS measure)	3.11	2.90	15.21	15.61

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended February 28, 2022

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended February 28, 2021, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the Group’s operating currencies.

SUBSCRIPTION REVENUE	Three Months Ended February 28,
	2022	2021	Year-on-Year Change
	(ZAR Thousands)		Percentage
Subscription revenue as reported	670,715	573,976	17%
Conversion impact of other currencies	354	-	-
Subscription revenue on a constant currency basis	671,069	573,976	17%

TOTAL REVENUE	Three Months Ended February 28,
	2022	2021	Year-on-Year Change
	(ZAR Thousands)		Percentage
Total revenue as reported	741,649	615,741	20%
Conversion impact of other currencies	510	-	1%
Total revenue on a constant currency basis	742,159	615,741	21%

Year Ended February 28, 2022

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the year ended February 28, 2021, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the Group’s operating currencies.

SUBSCRIPTION REVENUE	Year Ended February 28,
	2022	2021	Year-on-Year Change
	(ZAR Thousands)		Percentage
Subscription revenue as reported	2,568,165	2,209,017	16%
Conversion impact of other currencies	59,437	-	3%
Subscription revenue on a constant currency basis	2,627,602	2,209,017	19%

TOTAL REVENUE	Year Ended February 28,
	2022	2021	Year-on-Year Change
	(ZAR Thousands)		Percentage
Total revenue as reported	2,746,151	2,290,543	20%
Conversion impact of other currencies	61,301	-	3%
Total revenue on a constant currency basis	2,807,452	2,290,543	23%

DEFINITIONS

Adjusted Profit

Adjusted profit (a non-IFRS measure), is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022) and a once-off write-off of capitalized commission assets of ZAR15 million through profit and loss (“once-off exceptional item”).

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022) and a once-off write-off of capitalized commission assets of ZAR15 million through profit and loss, (“once-off exceptional item”).

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs, plus a once-off write-off of capitalized commission assets of ZAR15 million through profit and loss, (“once-off exceptional item”). In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicators of liquidity and the ability of the Group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Picup Technologies (Pty) Ltd (“Picup”)

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IOT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 28, 2021.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.